[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 3, 2024

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Michael Henderson
Amit Pande
Robert Arzonetti
Christian Windsor

Re:	Capital One Financial Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed July 26, 2024
File No. 333-278812

Dear Messrs. Henderson, Pande, Arzonetti and Windsor:

On behalf of our client, Capital One Financial Corporation (“Capital One”), we are providing the responses set forth below to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated August 6, 2024, with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”).

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), confidential treatment is being requested with respect to the portions of the responses to Staff comments 1 through 4 that have been redacted from the version of this letter filed via the SEC’s EDGAR system and marked by bracketed asterisks (“[***]”). An unredacted version of this letter is being provided to the SEC under separate cover along with the request for confidential treatment under Rule 83. A separate letter is also being filed with the Office of Freedom of Information and Privacy Act in connection with the confidential treatment request pursuant to Rule 83.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

U.S. Securities and Exchange Commission

September 3, 2024

Amendment No. 2 to Registration Statement on Form S-4

Recent Developments

Discover Card Misclassification, page 17

1.

Please provide a more detailed explanation of the card product misclassification matter, including the cause, when it was first identified in the organization, how it was identified, and who identified it. Describe the significant terms of the contractual arrangements to which the card product misclassification matter relates, including the rights and obligations of the parties. Specifically address circumstances when there is a breach, default, or billing dispute under the contract.

Response: Capital One respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Discover has provided its response in Annex A hereto.

2.

Tell us when you first determined that your financial statements contained errors related to the card product misclassification matter. Describe each error in further detail and the relevant accounting literature considered.

Response: Capital One respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Discover has provided its response in Annex A hereto.

3.

Please tell us what control deficiencies were identified in connection with the card product misclassification matter and explain whether the deficiencies related to the design or operating effectiveness of the controls. Additionally, please explain:

•

how you assessed the severity of each control deficiency and describe the factors that affected the magnitude of the misstatement that might result from the control deficiencies, including (i) the total monetary amount of the transactions exposed to the deficiency and (ii) the volume of activity in the class of transactions exposed to the deficiency; and

•	your plans to remediate the identified control deficiencies and the status of the remediation efforts.

Response: Capital One respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Discover has provided its response in Annex A hereto.

4.

We note your assertion that the card product misclassification relates to revenue recognized under ASC 606. Provide a more fulsome explanation of the errors that existed in your application of ASC 606 and, by reference to the steps within ASC 606, how you quantified the ASC 606 error corrections. Include in your response, but do not limit it to the points below. To the extent that there are different types of contracts or customers to which the ASC 606 errors relate, tailor your response to address those differences. Include specific citation to ASC 606 as necessary to explain your error correction.

•	Identify for which of the five steps within ASC 606 your initial accounting was in error.

•

Clarify and describe the unit of account within Step 1 of ASC 606 (e.g., a single contract, combined contracts, etc.) to which the errors relate, describe each of the performance obligations within that contract, and identify the specific performance obligation(s) to which the errors relate.

•

For the contracts identified in Step 1 of ASC 606 to which the error relates, explain how in both your initial and corrected accounting you determined transaction price and allocated it to the performance obligations within the contract, explicitly identifying the differences between your initial and corrected accounting.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

U.S. Securities and Exchange Commission

September 3, 2024

Response: Capital One respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Discover has provided its response in Annex A hereto.

* * * * * *

If you have any questions, please do not hesitate to contact me at (212) 403-1367, or my partner Matthew M. Guest at (212) 403-1341.

Very truly yours,

/s/ Brandon C. Price

Brandon C. Price

cc:	Matthew W. Cooper, General Counsel and Corporate Secretary, Capital One Financial Corporation

Matthew M. Guest, Wachtell, Lipton, Rosen & Katz

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

ANNEX A

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 (RULE 83) CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER.

INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

September 3, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Michael Henderson
Amit Pande
Robert Arzonetti
Christian Windsor

Re:	Capital One Financial Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed July 26, 2024
File No. 333-278812

Dear Messrs. Henderson, Pande, Arzonetti and Windsor:

Discover Financial Services (“Discover,” “our”), is pleased to provide this response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission set forth in its letter, dated August 6, 2024 with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by our response.

Amendment No. 2 to Registration Statement on Form S-4

Recent Developments

Discover Card Misclassification, page 17

1.

Please provide a more detailed explanation of the card product misclassification matter, including the cause, when it was first identified in the organization, how it was identified, and who identified it. Describe the significant terms of the contractual arrangements to which the card product misclassification matter relates, including the rights and obligations of the parties. Specifically address circumstances when there is a breach, default, or billing dispute under the contract.

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

Response:

Introductory Overview

Credit Card Transactions in General

The typical entities involved in a credit card transaction are: (1) the consumer, who elects to pay for a purchase with a credit card; (2) the consumer’s issuing bank, which issues the credit card to the consumer and maintains the cardholder relationship; (3) the network, which facilitates the credit card transaction by communicating financial information from the consumer’s issuing bank to the applicable acquirer and vice-versa; (4) the acquirer, which maintains the merchant relationship and acts as an intermediary between merchants and the network; and (5) the merchant, which agrees to accept credit cards from consumers as payment for purchases and contracts with an acquirer to process those transactions. In some instances, merchants contract directly with the network to accept particular credit cards and there is no acquirer. These are generally large merchants.

When a merchant contracts directly with a network (i.e., there is not an acquirer between the merchant and the network), the merchant generally is charged a transaction processing fee, referred to as merchant discount rate (“MDR”) or simply “merchant discount,” which ordinarily includes both variable and fixed elements. When a merchant contracts with an acquirer, the merchant pays the fees that the acquirer charges for each transaction, a component of which generally is interchange that the network assesses. MDR typically will vary based on card product type (Consumer, Commercial, etc.), the type of transaction (in-person vs. online), industry of merchant, and other factors.

Discover’s Credit Card Business

The credit card business of Discover Financial Services (“DFS” or “Discover”) is conducted through two wholly-owned subsidiaries: DFS Services LLC (“Discover Network”) and Discover Bank.

Discover Bank issues Discover-branded credit cards to consumers. As an issuer, Discover Bank is responsible for assigning individual Discover credit cards to the merchant discount and interchange “tiers” using the criteria set by Discover Network in its Credit Operating Regulations (“COR”), which are the Discover Network Operating Regulations that apply to issuing banks.

Discover Network is a system to route and settle transactions between counterparties. Discover Network publishes and distributes Merchant Operating Regulations (“MOR”), Acquirer Operating Regulations (“AOR”), fee guides and manuals (“Fee Manuals”), technical specifications, and other documents (collectively, “Program Documents”) that govern the relationships between Discover Network, merchants, and acquirers. The COR, MOR, and AOR, among other things, describe and define the different tiers that can be assigned to credit cards issued on the Discover Network, which currently include different Commercial products (i.e., Business, Corporate) and different Consumer products (i.e., Core, Rewards, Premium, and Premium Plus). The Fee Manuals describe the MDRs and interchange fees that direct merchants and acquirers pay when using the Discover Network for credit card transactions. Card pricing tier definitions do not differ between the respective pricing guidance for direct merchants and merchant acquirers.

[***]

Discover Network contracts directly with certain merchants (“direct merchants”) and with acquirers. Direct merchants generally are large merchants; Discover Network contracts with direct merchants through a merchant services agreement, the MOR, and the other Program Documents. Acquirers have relationships with both Discover Network and their merchant and payment intermediary clients; acquirers contract with DFS to submit transactions to Discover Network on behalf of their merchant and payment intermediary clients. Merchants who contract (directly or through payment intermediaries) with acquirers, rather than directly with Discover Network, are referred to as third-party acquired merchants (“TPA merchants”).

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

Direct merchants receive the dollar value of their Discover Network transactions directly from Discover Network, less the MDR. TPA merchants, on the other hand, receive the dollar value of their Discover Network transactions from their acquirer, less fees charged and determined by the acquirer (a component of which generally is interchange).1 [***]

MDR and interchange income is collected as part of the settlement of card payment transactions with merchants or acquirers, which generally occurs daily. The amount of fees assessed on each transaction is computed systematically based on the pricing tier associated with the cardholder, the type of transaction (e.g., retail, supermarket, automated fuel dispenser, etc.) and conditions of the transaction (e.g., card-not-present, e-commerce, etc.) among other factors.

Direct merchants receive monthly statements from Discover Network. TPA merchants [***] receive statements from the merchant acquirers with whom they have a contractual relationship. Merchant acquirers receive statements from Discover Network daily through an online portal. Examples of billing statements for a merchant acquirer and a direct merchant are provided in Appendices A and B, respectively.

[***] If Discover Network revises its card product definitions, it is obligated to provide notice to direct merchants and acquirers. Notification is made through monthly bulletins and network releases. [***]

As previously noted, Discover Bank, as the card issuer, is responsible for assigning credit cards to merchant discount and interchange tiers. Discover Bank has flexibility within the rules imposed by Discover Network to place such cards into the tiers it deems appropriate based on the regulations and definitions.

When disagreements arise with respect to pricing, they are addressed pursuant to the MORs and AORs, each of which contains a Resolution of Disagreements provision.

[***]

The Misclassification does not apply to any product offered by Discover Bank or any affiliates other than credit cards.

[***]

2.

Tell us when you first determined that your financial statements contained errors related to the card product misclassification matter. Describe each error in further detail and the relevant accounting literature considered.

Response: The response to Question 1 above provides the background and describes the root cause of the Misclassification.

[***]

Concluding that an Accounting Error Had Occurred

Discover considered the definition of an accounting error, which is “an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (“GAAP”), or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error.” [***]

[1]

The two basic forms of arrangement under which Discover Network is connected to merchants are through direct merchant arrangements and TPA arrangements; however, there are other variations that exist, such as where a service provider serves as an intermediary between a merchant acquirer and end merchants.

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

Having determined that an accounting error had occurred, Discover undertook a quantitative and qualitative materiality analysis to determine the appropriate manner of correcting it. ASC 250-10-45-23 prescribes the manner of restating financial statements for the correction of an error, but ASC 105-10-05-6 dictates that provisions of the Codification need not be applied to immaterial items. Discover considered SEC Staff Accounting Bulletin (“SAB”) No. 99, Materiality (codified in ASC 250-10-S99), and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements (codified in ASC 250-10-S99-2), when performing its materiality assessment. Based on Discover’s comprehensive materiality assessment, Discover determined that none of the previously issued financial statements contained a material error as a result of the card product classification matter.

[***]

Because the error was determined to be not material to previously issued financial statements, those statements could continue to be relied upon and the error could be corrected prospectively. However, as correction of the cumulative misstatement was material to results for the six months ended June 30, 2023, Discover determined that the appropriate manner of correcting the error was to restate impacted amounts in prior comparative periods presented in its subsequent filings, beginning with the second quarter 2023.

In correcting the financial statements, the recognition of the initial liability of $365 million as of June 30, 2023 was recorded with a $10 million reversal of discount and interchange revenue for the second quarter of 2023 and another $355 million in offsetting adjustments to merchant discount and interchange revenue in prior periods presented and beginning retained earnings for the earliest period presented. Because the Misclassification impacted the amount of discount and interchange revenue it had previously recognized, Discover deemed it appropriate to record the error correction as an adjustment to that financial statement line item.

[***]

3.

Please tell us what control deficiencies were identified in connection with the card product misclassification matter and explain whether the deficiencies related to the design or operating effectiveness of the controls. Additionally, please explain:

•

how you assessed the severity of each control deficiency and describe the factors that affected the magnitude of the misstatement that might result from the control deficiencies, including (i) the total monetary amount of the transactions exposed to the deficiency and (ii) the volume of activity in the class of transactions exposed to the deficiency; and

•	your plans to remediate the identified control deficiencies and the status of the remediation efforts.

Response: Discover’s assessment of internal controls over financial reporting noted while merchant discount and interchange revenue was an in-scope financial statement line item for the impacted periods for SOX purposes, the existing controls focused on the review and approval of pricing changes, third party management controls, data integrity and mathematical accuracy of the calculation of revenue based on the Program Documents. Furthermore, although financial reporting controls related to review of financial statements were in scope for SOX purposes, these controls would not have identified inaccurate tiering of cards issued by Discover Bank. Discover management determined that there was a design deficiency in internal controls over financial reporting in that Discover did not have a control to review that cards issued by Discover Bank were appropriately tiered in compliance with the Program Documents. [***]

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

In assessing the severity of the control deficiency, Discover concluded that it was a significant deficiency and not a material weakness. Pursuant to AS 1305, the PCAOB defines material weaknesses as:

“a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Discover’s annual or interim financial statements will not be prevented or detected on a timely basis.“

Discover evaluated the indicators of a material weakness pursuant to PCAOB AS 2201.69 [***]

Discover further considered other mitigating factors and compensating controls that could identify and prevent a material misstatement in the merchant discount and interchange revenue line item, noting that there are appropriate controls in place that are designed and operating effectively to prevent a material misstatement of merchant discount and interchange revenue.

While Discover management determined that the control deficiency was not a material weakness, the following considerations led to the conclusion that it was a significant deficiency.

Pursuant to AS 1305, the PCAOB defines a significant deficiency as:

o

“a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.” [Emphasis added]

[***]

Card Product Reclassification Plan and Related Controls

Discover undertook a remediation plan that incorporated the design and implementation of controls to address both the card tiering and the restitution liability. [***]

4.

We note your assertion that the card product misclassification relates to revenue recognized under ASC 606. Provide a more fulsome explanation of the errors that existed in your application of ASC 606 and, by reference to the steps within ASC 606, how you quantified the ASC 606 error corrections. Include in your response, but do not limit it to, the points below. To the extent that there are different types of contracts or customers to which the ASC 606 errors relate, tailor your response to address those differences. Include specific citation to ASC 606 as necessary to explain your error correction.

•	Identify for which of the five steps within ASC 606 your initial accounting was in error.

•

Clarify and describe the unit of account within Step 1 of ASC 606 (e.g., a single contract, combined contracts, etc.) to which the errors relate, describe each of the performance obligations within that contract, and identify the specific performance obligation(s) to which the errors relate.

•

For the contracts identified in Step 1 of ASC 606 to which the error relates, explain how in both your initial and corrected accounting you determined transaction price and allocated it to the performance obligations within the contract, explicitly identifying the differences between your initial and corrected accounting.

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

Response:

[***]

Discover Network transactions during the years 2007 through 2023 with merchants who accepted Discover Card payments resulted in the recognition of merchant discount and interchange revenue by Discover. The amounts recognized were consistent with the card product classifications applied by Discover Bank to credit cards it issued and the rates associated with the assigned pricing tiers and published in the applicable Program Documents [***]. In all cases, revenue was recognized upon the processing and settlement of the transaction (i.e., when services were rendered under SAB Topic 13 and when the performance obligation was satisfied under ASC 606).

[***], from 2007 through December 31, 2017, merchant discount and interchange revenue was recognized by Discover consistent with SAB Topic 13, Revenue Recognition. With the change in GAAP for revenue recognition beginning January 1, 2018 pursuant to FASB Accounting Standards Update 2014-09, merchant discount and interchange revenue was recognized consistent with ASC Topic 606, Revenue from Contracts with Customers.

[***]

The estimated liability of $365 million as of June 30, 2023 covered all periods initially understood to have been affected by the Misclassification. [***].

Discover’s consideration of contractual and contingent components of the $365 million CRP liability at June 30, 2023 and subsequent periods was made to ensure the appropriate recognition and de-recognition of those components under ASC Topics 405 and 450, respectively. [***].

* * * * * *

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. If you have any questions, please do not hesitate to contact me at (224) 405-3055.

Very truly yours,

/s/ Shifra C. Kolsky
Shifra C. Kolsky
Senior Vice President
Controller and Chief Accounting Officer

cc:	Mr. John T. Greene, EVP and CFO, Discover Financial Services
Ms. Hope D. Mehlman, GC and CLO, Discover Financial Services
Mr. David Berrey, Deloitte & Touche LLP
Mr. Jared M. Fishman, Sullivan & Cromwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

APPENDIX A

[***]

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

APPENDIX B

[***]

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

APPENDIX C

[***]

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

APPENDIX D

[***]

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

APPENDIX E

[***]

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

APPENDIX F

[***]